Organic Agricultural Company Limited

October 19, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Melissa Gilmore
Jean Yu
Sonia Bednarowski
Laura Nicholson

Re:	Organic Agricultural Company Limited
Amendment No. 2 to Registration Statement on Form S-1
Filed October 15, 2018
File No. 333-226810

Acceleration Request

Requested Date:      October 24, 2018

Requested Time:     12:00 PM Eastern Time

Ladies and Gentlemen:

The undersigned, Organic Agricultural Company Limited, respectfully requests that the effective date of its Pre-Effective Amendment No. 2 to Registration Statement on Form S-1, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 12:00 P.M. Eastern Time on October 24, 2018 or as soon thereafter as possible.

Organic Agricultural Company Limited hereby authorizes Robert Brantl, counsel for Organic Agricultural Company Limited, to orally modify or withdraw this request for acceleration.

Respectfully submitted

/s/ Jianjun Xun
Jianjun Xun
Chief Executive Officer